April 5, 2017

VIA EDGAR AND EMAIL

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Bank of Nova Scotia

Form 40-F for the Fiscal Year Ended October 31, 2016

Filed November 29, 2016

File No. 002-09048

Dear Ms. Blye:

On behalf of The Bank of Nova Scotia, I am writing in response to the request for information contained in the comment letter dated March 28, 2017 regarding the Bank’s Form 40-F for the fiscal year ended October 31, 2016. We are currently working on a response to your comment letter, but will require additional time to collect and analyze the requested information. We respectfully request an extension until April 27, 2017 to respond to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions or require further information regarding this request, please contact Camilla Mackenzie, Senior Vice-President, Global AML/ATF, at (416) 607-0071.

Yours truly,

/s/ Deborah M. Alexander

Deborah M. Alexander

Executive Vice President and General Counsel

The Bank of Nova Scotia